THE BEARD COMPANY	News Release
Harvey Parkway
301 N.W. 63rd Street, Suite 400
Oklahoma City, Oklahoma 73116

For Immediate Release

THE BEARD COMPANY
ANNOUNCES MANAGEMENT CHANGES

OKLAHOMA CITY, Oklahoma -- October 12, 2010 -- The Beard Company (OTCBB: BRCO) (the “Company”) today announced the following changes in its executive management organization.

At a special meeting of the Company’s Board of Directors held on October 5, 2010, W. M. (“Bill”) Beard (“Beard”) submitted his resignation as Chairman and Chief Executive Officer of The Beard Company, effective as of that date.  The meeting was held, at Beard’s suggestion, to consider his request that he be relieved of such duties and become Chairman Emeritus of the Company.  The Board accepted his resignation, effective October 5, 2010, and expressed its sincere gratitude for his dedicated devotion and tenure with the Company and its predecessors, which have spanned a period of more than 50 years.

The Board also approved Beard’s recommendation that a two-man advisory committee be appointed to screen candidates to succeed him as Chief Executive Officer of the Company.  The two gentlemen he recommended -- James W. (“Jim”) Wallis, an independent oil and gas operator who serves as Chairman of privately-owned EXOK, Inc., headquartered in Oklahoma City; and Rick Carlson, an independent consulting geologist based in Edmond, Oklahoma -- have agreed to serve on such committee without remuneration.  They have already commenced the search for viable successor candidates.

At the meeting, the Board also approved Beard’s recommendation that Marc A. Messner (“Messner”) be appointed as interim Chief Operating Officer until such time as Beard’s successor has been chosen and elected.  Messner has served as the Company’s Vice President - Corporate Development since 1998.  From 1993 to 1998, he served as President of Horizontal Drilling Technologies, Inc., a company he founded in 1993 that was acquired by the Company in 1996.  Messner was also the inventor of starpay.com, llc’s proprietary internet payment technology.  He graduated from Kansas University in 1985 and holds a B.S. degree in geology.  Messner has been actively involved in the management of the Dilworth Field since July 2009.

Herb Mee, Jr. (“Mee”) will continue to serve as President and Chief Financial Officer of the Company.  Messner (working closely with Mee) will be responsible for day-to-day operations until a new Chief Executive Officer joins the Company’s executive management team.

“I regret Bill’s decision to step down from active management of the Company’s affairs, but respect and understand why he has elected to do so,” stated Herb Mee, Jr., President of the Company.  “Bill and I have been life-long friends and have worked together at the Company for the past 37 years.  I join with the Board in wishing him great success in his future endeavors.”

About The Beard Company

The Beard Company creates, acquires, and/or invests in businesses that management believes have high growth and/or above-average profit potential and can enhance shareholder value.  The Company is involved in oil and gas activities and minerals exploration and development through its Geohedral investment.

The Company is headquartered in Oklahoma City and its common stock trades on the OTC Bulletin Board under the symbol “BRCO”.

Forward-Looking Statements

This document may include statements that constitute “forward-looking” statements, usually containing the words “believe”, “estimate”, “project”, “expect”, “anticipate”, or similar expressions.  Forward-looking statements inherently involve risks and uncertainties that could cause actual results to differ materially from the forward-looking statements.  Factors that could cause or contribute to such differences include, but are not limited to, the Company’s ability to secure capital to fund current operations; future trends in commodities prices; financial, geological or mechanical difficulties affecting the Oil & Gas Segment’s planned geological work programs; uncertainties surrounding estimates of mineralized material; and other risks associated with the Company’s business.  By making these forward-looking statements, Beard undertakes no obligation to update these statements for revisions or changes in the future.

For Additional Information, Please Contact:

Herb Mee, Jr., President, at (405) 842-2333 or via email at hmee@beardco.com

or

RJ Falkner & Company, Inc., Investor Relations Counsel, at (800) 377-9893
or via email at info@rjfalkner.com